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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(b)

Cheniere Energy, Inc.
(Name of Issuer)
Common Stock, par value $0.003
(Title of Class of Securities)
16411R208
(CUSIP Number)
October 15, 2007
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☑ Rule 13d-1(c)
     ☐ Rule 13d-1(d)

13G

CUSIP No.	16411R208

1	NAMES OF REPORTING PERSONS Fir Tree Value Master Fund, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Cayman Islands

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		2,040,607

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		2,040,607

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	2,040,607

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	4.3%

12	TYPE OF REPORTING PERSON* (SEE INSTRUCTIONS)

	CO
*SEE INSTRUCTIONS BEFORE FILLING OUT

13G

CUSIP No.	16411R208

1	NAMES OF REPORTING PERSONS Fir Tree Recovery Master Fund, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Cayman Islands

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		397,593

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		397,593

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	397,593

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	0.8%

12	TYPE OF REPORTING PERSON* (SEE INSTRUCTIONS)

	PN
*SEE INSTRUCTIONS BEFORE FILLING OUT

13G

CUSIP No.	16411R208

1	NAMES OF REPORTING PERSONS Fir Tree, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	New York

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		2,438,200

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		2,438,200

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	2,438,200

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	5.1%

12	TYPE OF REPORTING PERSON* (SEE INSTRUCTIONS)

	CO
*SEE INSTRUCTIONS BEFORE FILLING OUT

SCHEDULE 13G
     This Schedule 13G (the “Schedule 13G”) is being filed on behalf of Fir Tree Value Master Fund, L.P., a Cayman Islands exempted limited partnership (“Fir Tree Value”), Fir Tree Recovery Master Fund, L.P., a Cayman Islands exempted limited partnership (“Fir Tree Recovery”) and Fir Tree, Inc., a New York corporation (“Fir Tree”), relating to common stock, par value $0.003 (the “Common Stock”) of Cheniere Energy, Inc., a Delaware corporation (the “Issuer”), purchased by Fir Tree Value and Fir Tree Recovery. Fir Tree is the investment manager of both Fir Tree Value and Fir Tree Recovery.

Item 1(a)	Name of Issuer.

Cheniere Energy, Inc.

Item 1(b)	Address of Issuer’s Principal Executive Offices.

700 Milam Street, Suite 800
Houston, Texas 77002

Item 2(a)	Name of Person Filing.
Item 2(b)	Address of Principal Business Office.
Item 2(c)	Place of Organization.

Fir Tree, Inc.
505 Fifth Avenue
23rd Floor
New York, New York 10017
A New York corporation

Fir Tree Value Master Fund, L.P.
c/o Admiral Administration Ltd.
Admiral Financial Center, 5th Floor
90 Fort Street, Box 32021 SMB
Grand Cayman, Cayman Islands
A Cayman Islands exempted limited partnership

Fir Tree Recovery Master Fund, L.P.
c/o Admiral Administration Ltd.
Admiral Financial Center, 5th Floor
90 Fort Street, Box 32021 SMB
Grand Cayman, Cayman Islands
A Cayman Islands exempted limited partnership
Fir Tree, Inc. is the investment manager for each of Fir Tree Value and Fir Tree Recovery and has been granted investment discretion over portfolio investments, including the Common Stock (as defined below), held by each of them.

Item 2(d)	Title of Class of Securities.

common stock, par value $0.003 (the “Common Stock”)

Item 2(e)	CUSIP Number.

16411R208

Item 3	Reporting Person.

The person filing is not listed in Items 3(a) through 3(j).

Item 4	Ownership.

(a) Fir Tree Value and Fir Tree Recovery are the beneficial owners of 2,040,607 shares of Common Stock (1,603,607 of which are shares of Common Stock held by Fir Tree Value and 437,000 of which are shares of Common Stock issuable upon the exercise of American-style options held by fir Tree Value) and 397,593 shares of Common Stock (313,093 of which are shares of Common Stock held by Fir Tree Recovery and 84,500 of which are shares of Common Stock issuable upon the exercise of American-style options held by Fir Tree Recovery), respectively. Fir Tree may be deemed to beneficially own the shares of Common Stock held by Fir Tree Value and Fir Tree Recovery as a result of being the investment manager of Fir Tree Value and Fir Tree Recovery.

(b) Fir Tree Value and Fir Tree Recovery are the beneficial owners of 4.3% and 0.8%, respectively, of the outstanding shares of Common Stock. Collectively, the Reporting Persons beneficially own 2,438,200 shares of Common Stock which represent 5.1% of the shares of Common Stock outstanding, which such percentage is determined by dividing (i) (a) the 1,916,700 shares of Common Stock beneficially owned by Fir Tree Value and Fir Tree recovery plus (b) the 521,500 shares of Common Stock issuable upon the exercise of American-style options held by Fir Tree Value and Fir Tree Recovery by (ii) (x) 47,275,468, the number of shares of Common Stock issued and outstanding as of July 31, 2007 according to the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on August 8, 2007.

(c) Fir Tree Value may direct the vote and disposition of 2,040,607 shares of Common Stock. Fir Tree Recovery may direct the vote and disposition of 397,593 shares of Common Stock. Fir Tree has been granted investment discretion over the Common Stock held by Fir Tree Value and Recovery.

Item 5	Ownership of Five Percent or Less of a Class.

Inapplicable.

Item 6	Ownership of More Than Five Percent on Behalf of Another Person.

Inapplicable.

Item 7	Identification and Classification of the Subsidiary which Acquired the Security Being Reported On by the Parent Holding Company.

Inapplicable.

Item 8	Identification and Classification of Members of the Group.

Inapplicable.

Item 9	Notice of Dissolution of Group.

Inapplicable.

Item 10	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
     Date: October 24, 2007

FIR TREE VALUE MASTER FUND, L.P.

By:	FIR TREE, INC., its Manager

By: /s/ Jeffrey Tannenbaum

Name: Jeffrey Tannenbaum
Title: President

FIR TREE RECOVERY MASTER FUND, L.P.

By:	FIR TREE, INC., its Manager

By: /s/ Jeffrey Tannenbaum

Name: Jeffrey Tannenbaum
Title: President

FIR TREE, INC.

By: /s/ Jeffrey Tannenbaum

Name: Jeffrey Tannenbaum
Title: President